Exhibit 99.13

Volaris Reports a 3% Increase in Passengers for August 2014

Mexico City, Mexico September 9, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for August 2014.

The total number of booked passengers in August 2014 reached 925 thousand, a 3.0% increase compared to the same period in 2013. Domestic and international booked passengers in August reached 747 and 178 thousand, a 1.0% decrease and 24.1% increase, respectively, compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 1.5% year over year in August 2014. Volaris registered a load factor of 82.2% in August 2014, as a result of continuing capacity control and yield management.

The following table summarizes Volaris’ traffic results for the month.

	August 2014	August 2013	Variance		Eight Months Ended August 2014	Eight Months Ended August 2013	Variance
RPMs (Millions)
Domestic	657	690	(4.7%)		4,835	4,515	7.1%
International	259	213	22.0%		1,738	1,470	18.3%

Total	916	903	1.5%		6,573	5,985	9.8%
ASMs (Millions)
Domestic	817	784	4.1%		5,959	5,420	9.9%
International	298	242	23.3%		2,028	1,683	20.5%

Total	1,115	1,026	8.7%		7,987	7,103	12.4%
Load Factor
Domestic	80.5%	88.0%	(7.5	) pp	81.1%	83.3%	(2.2	) pp
International	87.0%	87.9%	(0.9	) pp	85.7%	87.3%	(1.6	) pp

Total	82.2%	88.0%	(5.8	) pp	82.3%	84.3%	(2.0	) pp
Passengers (Thousands)
Domestic	747	754	(1.0%)		5,345	4,936	8.3%
International	178	143	24.1%		1,188	987	20.3%

Total	925	897	3.0%		6,533	5,923	10.3%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” operations, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 120 and its fleet from four to 48 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 35 cities in Mexico and 15 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com